Exhibit 99.3

Pulsenmore Ltd. Announces Financial Results and Business Highlights for the First Half of 2026

Management to Host Webcast today at 8:30 am ET to discuss Results and Provide Business Update

Omer, Israel –August 31, 2026 – Pulsenmore Ltd. (Nasdaq/TASE: PLSM), a leading innovator in remote maternal-fetal healthcare and home ultrasound solutions, presents the key operational, commercial, regulatory, and technological achievements as well as financial updates for the six month period ended June 30, 2026.

During the first half of 2026, Pulsenmore advanced its commercialization efforts in the United States following FDA marketing authorization for its home ultrasound platform, while continuing to advance product development, regulatory approvals, prepare for manufacturing and pursue strategic collaborations.

H1 2026 Highlights

Commercial & Business Development

●	The Company officially launched its U.S. commercial activities following FDA market authorization and showcased its platform at the Society for Maternal-Fetal Medicine (SMFM) Pregnancy Meeting in Las Vegas in February 2026.

●	The Company signed its first U.S. commercial agreements with:

○	The Center for Fetal Maternal Ultrasound (CFFM) in Los Angeles, California

○	TLC Perinatal Care in Silver Spring, Maryland

●	The Company completed its first provider onboarding in the United States at the end of January 2026.

●	The Company recorded its first U.S. home ultrasound patient scan during February 2026.

●	Pulsenmore’s U.S. e-commerce platform officially opened for online orders in April 2026.

●	The Company expanded discussions with digital health and maternal-care organizations regarding potential collaborations intended to support broader access to virtual obstetric care.

●	In June 2026, the Company announced a strategic partnership with Ouma Health to expand access to remote prenatal care across the U.S. The collaboration aims to deliver transformative care for the most underserved patients including those living in maternity deserts and underserved communities and establish insights and experience to support future expansion opportunities with healthcare systems, maternity care providers, and payer organizations seeking innovative approaches for maternal health delivery.

●	In August 2026, the Company announced that its home ultrasound technology will be integrated at Lis Maternity and Women’s Hospital at Ichilov, expanding the ability to incorporate at-home ultrasound scans as part of pregnancy monitoring.

Strategic Partnerships & Healthcare Expansion

●	Pulsenmore signed an addendum to its agreement with Clalit Health Services, regarding its Pulsenmore FC (follicles monitoring) product, strengthening its collaboration in Israel.

Product Development & Technology

●	The Company supported FDA and AMAR submissions for the ES Tera product line (compatible for both iOS and Android devices). The Company received applicable regulatory clearances or authorizations for the ES Tera product line from the FDA and Israel’s Ministry of Health Medical Device Division, as applicable.

●	Initial ES Tera production lots and first shipments to the U.S. market were completed.

●	After the period ended June 30, 2026, in July 2026, the Company announced that it has been selected to participate in Israel’s Healthcare AI Regulatory Sandbox Program, established by the Israel Innovation Authority and the Ministry of Health. As part of the program, the Company will lead a NIS 3 million (approximately $1 million) project in which the grant approved amounted to NIS 1.2 million (approximately $0.4 million). In August 2026, the Company announced that it received a second AI grant, after the Israel Innovation Authority approved NIS 3.8 million (approximately $1.27 Million) for the SmartScan AI Program. The second grant brings the total AI grants approved for the Company in the past months to NIS 5 million (approximately $1.67 million), supporting two programs with a combined scope of NIS 9.3 million approximately $3.12 million.

Manufacturing & Operations

●	Pulsenmore sold approximately 4,265 devices during the first half of 2026.

●	Pulsenmore progressed planning for new production facilities and infrastructure expansion.

●	The Company continued development of its proprietary automated ultrasound transducer production line, with plans to establish automated manufacturing operations in Israel beginning in 2027.

Intellectual Property

Pulsenmore strengthened its intellectual property portfolio with multiple newly granted patents during H1 2026, including patents related to:

●	Ultrasound imaging systems for non-skilled users

●	Systems for acquiring ultrasound images

●	Wearable ultrasonic devices

Regulatory Achievements

Key regulatory milestones achieved during H1 2026 included:

●	U.S. clearance expansion for the Pulsenmore ES Tera device

●	Submission of a Q-Sub application for potential expansion of Pulsenmore ES indications in the U.S.

Private Placement with a Single Healthcare Focused Institutional Investor

In June 2026, the Company entered into a securities purchase agreement with a healthcare-focused institutional investor, for the purchase and sale of 1,562,500 pre-funded warrants and ordinary warrants to purchase up to 1,562,500 ordinary shares in a private placement at a combined purchase price of $4.7999 per pre-funded warrant and accompanying ordinary warrant), representing a premium to the then Nasdaq Minimum Price under Nasdaq rules.

The gross proceeds from the offering were NIS 22.5 million (approximately $7.5 million), before deducting placement agent commissions and other offering expenses.

Management Commentary

“The first half of 2026 marked a transformative period for Pulsenmore as we initiated commercial operations in the United States following FDA authorization and achieved multiple strategic milestones across commercialization, regulation, manufacturing, and innovation,” said Dr. Elazar Sonnenschein, Chief Executive Officer of Pulsenmore Ltd. “As we move into the second half of the year, our focus is on scaling the commercial base and converting the early stages of this year to actual revenues. We believe our achievements to date position Pulsenmore for continued growth as we expand access to remote maternal-fetal healthcare worldwide.”

Financial Results for the period ended June 30, 2026

●	Revenues for the six months ended June 30, 2026, amounted to NIS 6.1 million (approximately $2 million), representing an increase of NIS 2.1 million (approximately $0.7 million), or 53%, compared to NIS 4 million (approximately $1.3 million) for the six months ended June 30, 2025. The increase in revenues from 2025 to 2026 resulted primarily from a higher volume of Pulsenmore ES units sold to our main customer, Clalit, fueled by the Company’s enhanced marketing efforts, and also from revenue recognition of 300 Pulsenmore FC units in 2026.

●	Gross profit for the six months ended June 30, 2026, amounted to NIS 2.2 million (approximately $0.7 million), representing an increase of NIS 0.7 million (approximately $0.2 million) or 53%, compared to NIS 1.5 million (approximately $0.5 million) for the six months ended June 30, 2025. The gross profit resulted primarily from a higher volume of Pulsenmore ES units sold, and also from revenue recognition of 300 Pulsenmore FC units in 2026.

●	Operating expenses for the six months ended June 30, 2026, amounted to NIS 23 million (approximately $7.7 million), representing an increase of NIS 0.9 million (approximately $0.3 million) or 4%, compared to NIS 22.1 million (approximately $7.4 million) for the six months ended June 30, 2025. The increase in operating expenses was primarily attributable to the Company’s ongoing commercialization activities, product development efforts, and advertising expenses.

●	Operating loss amounted to NIS 20.8 million (approximately $7 million) for the six months ended June 30, 2026, compared to operating loss of NIS 20.6 million (approximately $6.9 million) for the six months ended June 30, 2025, representing an increase of NIS 0.2 million (approximately $0.1 million), or 1%.

●	Net financial expenses for the six months ended June 30, 2026, amounted to NIS 14.3 million (approximately $4.8 million), representing an increase of NIS 11.8 million (approximately $4 million), or 472%, compared to NIS 2.5 million (approximately $0.8 million) for the six months ended June 30, 2025. The increase was driven primarily by the private placement completed during the period, which resulted in the recognition of the excess of initial fair value of pre-funded warrants over transaction proceeds.

●	Total comprehensive loss for the six months ended June 30, 2026, amounted to NIS 35 million (approximately $11.8 million), compared to total comprehensive loss of NIS 23.2 million (approximately $7.7 million) for the six months ended June 30, 2025, representing an increase of NIS 11.8 million (approximately $4.1 million), or 51%.

●	As of June 30, 2026, the Company had cash, cash equivalents, and short-term bank deposits of NIS 70 million (approximately $23.4 million).

Webcast Details

Pulsenmore will host a webcast to review the results today on August 31 at 8:30am Eastern Time / 3:30pm Israel Time.

Webcast: https://teams.microsoft.com/meet/35050418577919?p=r5gfAIMDL65KJ8zKj3

A replay of the webcast will be available following the call on the Company’s Investor Relations website at: https://pulsenmore.com/investor_relations

About Pulsenmore Ltd.

Pulsenmore Ltd. (Nasdaq/TASE: PLSM) is a healthcare technology company focused on transforming maternal-fetal healthcare through remote ultrasound and telemedicine solutions. The Company develops self-use and remote clinical ultrasound systems designed to improve accessibility, continuity of care, and patient engagement in pregnancy monitoring.

For more information, visit: www.pulsenmore.com

Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to Pulsenmore’s continued commercial momentum, potential expansion in the United States, opportunities, expected benefits and outcomes of collaborations and strategic partnerships, and planned manufacturing expansion and automated manufacturing operations. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and in subsequent filings with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing on June 30, 2026: US $1.00 equals NIS 2.978. The translations were made purely for the convenience of the reader.

Investor Contact

Miri Segal-Scharia MS-IR LLC

msegal@ms-ir.com

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

			Convenience translation into U.S. dollars (see note 2(b))
	December 31,	June 30,
	2025	2026	2026
	NIS in thousands		in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	21,604	43,584	14,635
Short-term bank deposits	47,531	26,180	8,791
Restricted deposits	140	-	-
Trade receivables	4,144	2,382	800
Other receivables	1,391	1,832	615
Inventory – current portion	6,593	6,345	2,131
Total current assets	81,403	80,323	26,972

NON-CURRENT ASSETS
Inventory – non-current portion	13,337	13,742	4,615
Right-of-use assets	1,285	752	253
Property and equipment, net	5,822	5,089	1,709
Total non-current assets	20,444	19,583	6,577
Total assets	101,847	99,906	33,549

Liabilities and equity
CURRENT LIABILITIES
Trade payables	1,980	3,463	1,163
Warrants	-	33,198	11,148
Other payable and accruals	4,407	4,121	1,384
Contract liabilities	938	81	27
Share-based compensation liability	276	278	93
Current maturities of liability for royalties to the Israel Innovation Authority	1,705	1,693	569
Current maturities of lease liabilities	1,023	840	282
Total current liabilities	10,329	43,674	14,666

NON-CURRENT LIABILITIES
Liability for royalties to the Israel Innovation Authority, net of current maturities	7,886	7,575	2,544
Lease liabilities, net of current maturities	542	319	107
Total non-current liabilities	8,428	7,894	2,651
Total liabilities	18,757	51,568	17,317

EQUITY
Ordinary shares	2	2	1
Share premium	256,137	256,137	86,009
Capital reserve	10,092	10,412	3,497
Accumulated deficit	(183,141)	(218,213)	(73,275)
Total equity	83,090	48,338	16,232
Total liabilities and equity	101,847	99,906	33,549

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

			Convenience translation into U.S. dollars (see note 2(b))
	Six months ended June 30,
	2025	2026	2026
	NIS in thousands (except per share data)		in thousands (except per share data)

Revenues	3,999	6,080	2,042
Cost of revenues	2,542	3,855	1,294
Gross profit	1,457	2,225	748

Research and development expenses, net	8,029	8,459	2,840
Sales and marketing expenses	5,966	6,382	2,143
General and administrative expenses	8,083	8,141	2,734
Operating loss	20,621	20,757	6,969

Financial expenses	4,766	15,962	5,359
Financial income	(2,231)	(1,647)	(553)
Financial expenses, net	2,535	14,315	4,806

Loss before income tax	23,156	35,072	11,775

Provision for income tax	1	-	-

Net loss and comprehensive loss	23,157	35,072	11,775

Loss per ordinary share – basic and diluted (*)	3.6	5.39	1.83

Weighted average ordinary shares outstanding	6,429,059	6,502,844	6,502,844

(*) Basic loss per share does not include the above-mentioned 1,562,500 pre-funded warrants since they are accounted for as a liability. In addition, the impact of the pre-funded warrants has not taken in the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total
	NIS in thousands
Balance at January 1, 2025	2	253,205	10,968	(167,288)	96,887
Changes in the six month period ended June 30, 2025:
Net loss and comprehensive loss for the year	-	-	-	(23,157)	(23,157)
Share-based compensation	-	-	506	-	506
Exercise of options	*	471	(199)	-	272
Expiration of options	-	280	(280)	-	-
Balance at June 30, 2025	2	253,956	10,995	(190,445)	74,508

Balance at January 1, 2026	2	256,137	10,092	(183,141)	83,090
Changes in the six month period ended 31June 30, 2026:
Net loss and comprehensive loss for the year	-	-	-	(35,072)	(35,072)
Share-based compensation	-	-	320	-	320
Balance at June 30, 2026	2	256,137	10,412	(218,213)	48,338

* Less than NIS 1 thousand

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Convenience translation into U.S. dollars (see note 2(b))
	in thousands
	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total
Balance at January 1, 2026	1	86,009	3,390	(61,500)	27,900
Changes in the six month period ended June 30, 2026:
Net loss and comprehensive loss for the year	-	-	-	(11,775)	(11,775)
Share-based compensation	-	-	107	-	107
Balance at June 30, 2026	1	86,009	3,497	(73,275)	16,232

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

			Convenience translation into U.S. dollars (see note 2(b))
	Six months ended June 30,
	2025	2026	2026
	NIS in thousands		in thousands
Net cash used in operating activities (see appendix)	(15,570)	(17,571)	(5,900)

Cash Flows from Investing Activities
Purchase of property and equipment	(97)	(134)	(45)
Proceeds from (investment in) short-term deposits	(2,289)	19,231	6,458
Interest received	964	1,291	434
Net cash provided by (used in) investing activities	(1,422)	20,388	6,847

Cash Flows from Financing Activities

Proceeds from private placement	-	22,507	7,558
Transaction costs related to private placement	-	(1,738)	(584)
Exercise of options	4	-	-
Payment to the Israel Innovation Authority	(287)	(160)	(53)
Receipt of grants from Israel Innovation Authority	1,319	-	-
Principal portion of lease payments	(574)	(652)	(218)
Interest portion of lease payments	(94)	(59)	(20)
Net cash provided by in financing activities	368	19,898	6,683

Increase (decrease) in cash and cash equivalents	(16,624)	22,715	7,630
Cash and cash equivalents at beginning of the period	41,170	21,604	7,255
Exchange differences on cash and cash equivalents	(105)	(735)	(250)
Cash and cash equivalents at end of the period	24,441	43,584	14,635

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

Appendix to the statements of cash flows			Convenience translation into U.S. dollars (see note 2(b))
	Six months ended June 30,
	2025	2026	2026
	NIS in thousands		in thousands
Net loss	(23,157)	(35,072)	(11,775)

Adjustments for:

Depreciation and amortization	1,432	1,521	511
Share-based compensation	506	320	107
Financial expenses (income)	(15)	12,527	4,207
Exchange differences	3,356	1,627	546
	5,279	15,995	5,371

Changes in operating asset and liability items:
Decrease in trade receivables	1,240	1,762	592
Increase in other receivables	(22)	(441)	(149)
Increase (decrease) in inventory	1,465	(157)	(53)
Increase (decrease) in trade payables	(207)	1,483	498
Decrease in other payables and accruals	(379)	(286)	(97)
Increase (decrease) in contract liabilities	193	(857)	(288)
Increase in liability of share-based compensation	18	2	1
	2,308	1,506	504

Net cash used in operating activities	(15,570)	(17,571)	(5,900)

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities		110	37
Changes in share-based compensation liability	(268)	-	-